Issuer Free Writing Prospectus, dated April 4, 2019

Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the Preliminary Prospectus Supplement, dated April 4, 2019

Registration No. 333-230719

AutoZone, Inc.

Final Term Sheet

Dated: April 4, 2019

Issuer:	AutoZone, Inc.

Trade Date:	April 4, 2019

Settlement Date:

April 18, 2019 (T+10)

It is expected that the delivery of the 2024 Notes and the 2029 Notes will be made against payment therefor on April 18, 2019, which will be the tenth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next seven succeeding business days will be required, by virtue of the fact that the notes initially will settle on T+10 (on April 18, 2019) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date hereof or the next seven succeeding business days should consult their advisor.

	$300,000,000 3.125% Senior Notes due 2024 (the “2024 Notes”)	$450,000,000 3.750% Senior Notes due 2029 (the “2029 Notes”)

Principal Amount:	$300,000,000	$450,000,000

Maturity:	April 18, 2024	April 18, 2029

Interest Payment Dates:	April 18 and October 18 of each year, commencing on October 18, 2019	April 18 and October 18 of each year, commencing on October 18, 2019

Interest Payment Record Dates:	April 3 and October 3 of each year	April 3 and October 3 of each year

Benchmark Treasury:	UST 2.125% due March 31, 2024	UST 2.625% due February 15, 2029

Benchmark Treasury Price / Yield:	99-03 / 2.318%	100-31 / 2.513%

Spread to Benchmark Treasury:	+87 basis points	+127 basis points

Yield to Maturity:	3.188%	3.783%

Coupon (Interest Rate):	3.125%	3.750%

Price to Public:	99.711%	99.727%

Optional Redemption Provision:	The 2024 Notes will be redeemable at our option at any time in whole or in part. If the 2024 Notes are redeemed before March 18, 2024 (one month prior to the maturity date of the 2024 Notes) (the “2024 Par Call Date”), the redemption price will equal the greater of (i) 100% of the principal amount of the 2024 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2024 Notes to be redeemed that would have been due if the 2024 Notes matured on the 2024 Par Call Date (not including any portion of such payments of interest accrued to the date of redemption) discounted at the Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement), plus 15 basis points, plus accrued and unpaid interest thereon, if any, to, but excluding the date of redemption. If the 2024 Notes are redeemed on or after the 2024 Par Call Date, the redemption price for the 2024 Notes will equal 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding the date of redemption.	The 2029 Notes will be redeemable at our option at any time in whole or in part. If the 2029 Notes are redeemed before January 18, 2029 (three months prior to the maturity date of the 2029 Notes) (the “2029 Par Call Date”), the redemption price will equal the greater of (i) 100% of the principal amount of the 2029 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2029 Notes to be redeemed that would have been due if the 2029 Notes matured on the 2029 Par Call Date (not including any portion of such payments of interest accrued to the date of redemption) discounted at the Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement), plus 20 basis points, plus accrued and unpaid interest thereon, if any, to, but excluding the date of redemption. If the 2029 Notes are redeemed on or after the 2029 Par Call Date, the redemption price for the 2029 Notes will equal 100% of the principal amount of the 2029 Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding the date of redemption.

Change of Control:	The occurrence of a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) will require AutoZone, Inc., to repurchase the 2024 Notes for cash at a price equal to 101% of the principal amount together with accrued and unpaid interest, if any, to the date of repurchase.	The occurrence of a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) will require AutoZone, Inc., to repurchase the 2029 Notes for cash at a price equal to 101% of the principal amount together with accrued and unpaid interest, if any, to the date of repurchase.

CUSIP/ISIN:	053332 AX0 / US053332AX09	053332 AW2 / US053332AW26

Joint Book-Running Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

BNP Paribas Securities Corp.

Capital One Securities, Inc.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Fifth Third Securities, Inc.

KeyBanc Capital Markets Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Regions Securities LLC

Santander Investment Securities Inc.

TD Securities (USA) LLC

Citizens Capital Markets, Inc.

The issuer has filed a registration statement (including a preliminary prospectus supplement and prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, toll free, Barclays Capital Inc., at (888) 603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322 or SunTrust Robinson Humphrey, Inc., toll-free at (800) 685-4786.